BURNHAM REACHES AGREEMENT TO ACQUIRE BRYAN STEAM

Lancaster, PA                                                 September 23, 1998
Peru, IN




Burnham Corporation and Bryan Steam Corporation announced today that they have entered into a merger agreement pursuant to which Burnham will acquire all of the outstanding common stock of Bryan Steam for $152.00 per share in cash. Including transaction expenses of Bryan and certain other amounts that Burnham has agreed to pay, the total value of the transaction is approximately $30.4 million. Bryan's Board of Directors unanimously approved the transaction after a competitive auction process. The acquisition has the strong support of Bryan's management.

In accordance with the merger agreement, a wholly owned subsidiary of Burnham will make a cash tender offer, which is expected to commence on September 30, 1998, for all outstanding shares of Bryan at $152.00 per share. Any shares not purchased in the tender offer will be acquired in a second-step merger for $152.00 per share in cash. The transaction is subject to customary closing conditions and regulatory approval.

Ten stockholders of Bryan Steam Corporation owning 55.6% of Bryan's outstanding common stock in the aggregate have irrevocably agreed to tender their shares to Burnham in the tender offer and have also granted Burnham an exclusive proxy to vote their shares in favor of the merger.

Burnham has been a leader in the hydronics industry since producing its first boiler in 1873. Burnham is a major U.S. manufacturer of boilers, furnaces, radiators and related equipment, with sales of $174.6 minion in its fiscal year ending December 31, 1997. Burnham's philosophy is to provide the safest, most reliable products that are the best values available in the marketplace.

Bryan, a domestic manufacturer of watertube boilers, is located in Peru, Indiana, with subsidiaries in Monticello, Indiana and San Angelo, Texas. Bryan has been in business since 1916 and has developed a line of watertube boilers that are unique in the industry. Bryan had sales of $26.3 million in its fiscal year ending June 30, 1998. Bryan shares Burnham's, philosophy of safety, reliability and value for its products.

After the acquisition, Bryan will operate as a wholly owned subsidiary of Burnham. Jesse McVay, currently President of Bryan, will remain as President of Bryan and will become part of Burnham's senior management. Bryan's products will continue to be manufactured at its plants and will be marketed exclusively under the Bryan label through its existing network of independent manufacturers' representatives.



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The  addition  of Bryan  will,  allow  Burnham to  participate  in the  domestic watertube boiler market to complement its position in the firetube and castiron boiler markets and to develop an international market for the watertube product. As a result of this acquisition, Burnham will be more competitive in the commercial and industrial hydronics market and Bryan will have access to the resources it needs for continued growth.

                                    AUTHORIZED BY

                                    Ronald L Griffith
                                    Sr. Vice President
                                    Burnham Corporation
                                    717-293-5811